UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LIBERTY INTERACTIVE CORPORATION

(formerly known as Liberty Media Corporation)

(Name of Issuer)

Series A Liberty Interactive common stock, par value $.01 per share; and

Series B Liberty Interactive common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Interactive common stock: 53071M104; and

Series B Liberty Interactive common stock: 53071M203

(CUSIP Number)

John C. Malone

 c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53071M104 (LINTA) 53071M203 (LINTB)

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Liberty Interactive Series A common stock: 3,156,763 shares(1), (2), (3), (4), (5) Liberty Interactive Series B common stock: 27,248,644 shares(1), (3), (6)

	8.	Shared Voting Power Liberty Interactive Series A common stock: 128,500 shares(7) Liberty Interactive Series B common stock: 458,946 shares(6), (7)

	9.	Sole Dispositive Power Liberty Interactive Series A common stock: 3,156,763 shares(1), (2), (3), (4), (5) Liberty Interactive Series B common stock: 27,248,644 shares(1), (3), (6)

	10.	Shared Dispositive Power Liberty Interactive Series A common stock: 128,500 shares(7) Liberty Interactive Series B common stock: 458,946 shares(6), (7)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Liberty Interactive Series A common stock:                                                           3,285,263 shares(1), (2), (3), (4), (5), (7)

Liberty Interactive Series B common stock:                                                             27,707,590 shares(1), (3), (6), (7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Liberty Interactive Series A common stock: Less than 1%(8), (9) Liberty Interactive Series B common stock: 94.1%(8), (9)

14.	Type of Reporting Person (See Instructions) IN

(1)                    Includes 376,260 LINTA shares and 852,238 LINTB shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2)                    Includes 8,237 LINTA shares held by the Liberty Media 401(k) savings plan for the benefit of Mr. Malone.

(3)                    Includes 647,853 LINTA shares and 450,000 LINTB shares that may be acquired upon exercise of stock options exercisable within 60 days after September 23, 2011. Mr. Malone has the right to convert the options to purchase LINTB shares into an equal number of options to purchase LINTA shares.

(4)                    Includes 2,122,902 LINTA shares pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone and 1,427 shares of LINTA pledged to Bank of America in connection with a loan facility extended to Mr. Malone.

(5)                    Does not include shares of LINTA issuable upon conversion of shares of LINTB owned by Mr. Malone (or the conversion of options to acquire LINTB shares into options to acquire LINTA shares) as noted above; however, if such shares of LINTA were included, Mr. Malone would have sole voting and dispositive power over 30,405,407 LINTA shares and Mr. Malone’s beneficial ownership of LINTA, as a series, would be 5.35%, subject to the relevant footnotes set forth herein.

(6)                    In February 1998, in connection with the settlement of certain legal proceedings relative to the Estate of Bob Magness, the late founder and former Chairman of the Board of Tele-Communications, Inc. (“TCI”), TCI entered into a call agreement with Mr. Malone and Mr. Malone’s wife.  In connection with the acquisition by AT&T Corp. (“AT&T”) of TCI, TCI assigned to Liberty Media LLC (now known as Liberty Interactive LLC) its rights under this call agreement.  The Issuer succeeded to these rights in a corporate restructuring in 2006.  As a result, the Issuer has the right, upon Mr. Malone’s death and in certain other circumstances, to acquire LINTB shares owned by Mr. Malone, his wife and certain trusts for the benefit of his children (together, the “Malones”).  The call agreement also prohibits the Malones from disposing of their LINTB shares, except for certain exempt transfers (such as transfers to related parties or public sales of up to an aggregate of 5% of their shares of LINTB after conversion to shares of LINTA) and except for a transfer made in compliance with the Issuer’s call rights.

(7)                    Includes 128,500 LINTA shares and 458,946 LINTB shares held by two trusts which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children.  Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute assets held by the trusts.  Mr. Malone disclaims beneficial ownership of the shares held by the trusts.

(8)                    Based upon the following number of shares outstanding as of September 23, 2011 based on information provided by the Issuer: (i) 567,105,427 LINTA shares and (ii) 28,989,923 LINTB shares.

(9)                    At the option of the holder, each share of LINTB is convertible into one share of LINTA.  Each share of LINTB is entitled to 10 votes, whereas each share of LINTA is entitled to one vote.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 32.5% of the voting power with respect to a general election of directors of the Issuer, based on the number of shares outstanding specified above in Note 8 and calculated pursuant to Rule 13d-3 of the Exchange Act.  See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

John C. Malone

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIBERTY INTERACTIVE CORPORATION
(formerly known as Liberty Media Corporation)

This Report on Schedule 13D relates to the common stock (the “Common Stock”), par value $.01 per share, of Liberty Interactive Corporation, formerly known as Liberty Media Corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Commission by Mr. Malone on July 18, 2008, as amended by Amendment No. 1 filed with the Commission by Mr. Malone on August 31, 2009, and by Amendment No. 2 filed with the Commission by Mr. Malone on January 7, 2010 (collectively, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Schedule 13D and is an exiting filing in respect of shares of the Issuer’s former Series A Liberty Capital common stock, Series B Liberty Capital common stock, Series A Liberty Starz common stock and Series B Liberty Starz common stock disposed of in connection with the Redemption, as described below.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

On September 23, 2011, the Issuer completed a previously announced transaction in which it redeemed (the “Redemption”) all of the outstanding shares of its Series A Liberty Capital common stock (“LCAPA”) and Series B Liberty Capital common stock (“LCAPB”) for shares of the Series A Liberty Capital common stock (“Splitco CAPA”) and Series B Liberty Capital common stock (“Splitco CAPB”) of its wholly-owned subsidiary Liberty Media Corporation (formerly known as Liberty CapStarz, Inc.) (“Splitco”), respectively, and all of the outstanding shares of its Series A Liberty Starz common stock (“LSTZA”) and Series B Liberty Starz common stock (“LSTZB”) for shares of Splitco’s Series A Liberty Starz common stock (“Splitco STZA”) and Series B Liberty Starz common stock (“Splitco STZB”), respectively. As a result of the Redemption, Splitco became a separate, publicly traded company and all shares of LCAPA, LCAPB, LSTZA and LSTZB beneficially owned by Mr. Malone at the effective time of the Redemption were redeemed for shares of Splitco CAPA, Splitco CAPB, Splitco STZA and Splitco STZB, respectively.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Schedule 13D or as has been publicly announced by the Issuer, Mr. Malone does not have any plans or proposals that relate to or would result in:

(a)                        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                        A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)                       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                        Any material change in the present capitalization or dividend policy of the Issuer;

(f)                          Any other material change in the Issuer’s business or corporate structure;

(g)                       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                       A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                           Any action similar to any of those enumerated in this paragraph.

Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock of any class or series in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, subject to Mr. Malone’s obligations under the call agreement with respect to shares of Series B Liberty Interactive common stock.  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations, the terms of the call agreement and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a)                        As a result of the Redemption, Mr. Malone beneficially owns (without giving effect to the conversion of LINTB shares into LINTA shares or the conversion of options to acquire LINTB shares into options to acquire LINTA shares) (i) 3,285,263 LINTA shares (including (x) 376,260 shares held by his wife as to which he disclaims beneficial ownership, (y) 647,853 shares that may be acquired within 60 days after September 23, 2011 pursuant to stock options and (z) 128,500 shares held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children, and in which Mr. Malone has no pecuniary interest and has disclaimed beneficial ownership of, but over which Mr. Malone retains the right to substitute assets held by the Trusts), which represent less than 1% of the outstanding LINTA shares and (ii) 27,707,590 LINTB shares (including (x) 852,238 shares held by his wife as to which he disclaims beneficial ownership, (y) 450,000 shares that may be acquired within 60 days after September 23, 2011 pursuant to stock options, and (z) 458,946 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 94.1% of the outstanding LINTB shares. The foregoing percentage interests are based on (1) (i) 567,105,427 LINTA shares and (ii) 28,989,923 LINTB shares outstanding as of September 23, 2011, based on information provided by the Issuer, and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Malone and exercisable within 60 days after September 23, 2011. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 32.5% of the voting power with respect to the general election of directors of the Issuer.

(b)                       Other than as provided in the call agreement, Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock.  The Trusts hold 128,500 LINTA shares and 458,946 LINTB shares, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership, however, Mr. Malone has the right to substitute assets in the Trusts and may acquire such shares at any time.  To Mr. Malone’s knowledge, other than as provided in the call agreement, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts.

(c)                        Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                       Not Applicable.

(e)                        On September 23, 2011, as a result of the Redemption, Mr. Malone ceased to be the beneficial owner of any shares of LCAPA, LCAPB, LSTZA and LSTZB.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented to add the following information:

Of the shares of Common Stock beneficially owned by Mr. Malone, 2,122,902 LINTA shares are pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone, and 1,427 shares of LINTA are pledged to Bank of America in connection with a loan facility extended to Mr. Malone.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2011
Date

/s/ John C. Malone
John C. Malone